                                                                    EXHIBIT 99.6


INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
  of Alexander's, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Alexander's, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1996, 1995 and 1994. Our audits also included the financial statement schedules listed in the index at Item 14(a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996, and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.





DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 27, 1997

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                   (amounts in thousands except share amounts)

                                                           December 31, 1996    December 31, 1995
                                                           -----------------    -----------------
ASSETS:
Real estate, at cost:
  Land                                                              $ 45,999             $ 46,082
  Buildings, leaseholds and leasehold improvements
    (including $242 and $34,996 of construction
    in progress at December 31, 1996 and 1995)                       114,280               96,238
  Capitalized expenses and predevelopment costs                       47,488               33,165
                                                                    --------             --------
   Total                                                             207,767              175,485
  Less accumulated depreciation and amortization                     (39,375)             (37,794)
                                                                    --------             --------
                                                                     168,392              137,691
  Investment in unconsolidated joint venture                          12,613               12,744
                                                                    --------             --------
Real estate, net                                                     181,005              150,435

Cash and cash equivalents                                              5,480                8,471
Restricted cash                                                        5,620               16,905
Accounts receivable, net of allowance for doubtful accounts
  of $147 in 1996 and 1995                                               201                  180
Receivable arising from the straight-lining of rents, net              5,984                4,228
Deferred lease and other expenses                                      9,966               10,460
Deferred debt expense                                                  2,364                4,341
Other assets                                                             965                3,521
                                                                    --------             --------


TOTAL ASSETS                                                        $211,585             $198,541
                                                                    ========             ========



                 See notes to consolidated financial statements

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (continued)
                   (amounts in thousands except share amounts)


                                                                          December 31, 1996   December 31, 1995
                                                                          -----------------   -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
Continuing Operations:
Debt                                                                              $ 192,347           $ 182,883
Amounts due to Vornado Realty Trust and its affiliate                                 6,207               8,482
Liability for postretirement healthcare benefits                                         --              15,526
Accounts payable and accrued liabilities                                              4,246               4,389
Minority interest                                                                       600                 600
                                                                                  ---------           ---------
Total continuing operations                                                         203,400             211,880
                                                                                  ---------           ---------

Discontinued Retail Operations:
Accounts payable and accrued liabilities                                                976               2,328
Liabilities subject to settlement under reorganization proceedings                    1,646               3,469
                                                                                  ---------           ---------
Total discontinued retail operations                                                  2,622               5,797
                                                                                  ---------           ---------
  TOTAL LIABILITIES                                                                 206,022             217,677
                                                                                  ---------           ---------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock:  no par value; authorized, 3,000,000 shares;
  issued, none
Common stock:  $1.00 par value per share; authorized, 10,000,000 shares;
  issued, 5,173,450 shares                                                            5,174               5,174
Additional capital                                                                   24,843              24,843
Deficit                                                                             (23,494)            (48,193)
                                                                                  ---------           ---------
                                                                                      6,523             (18,176)
Less treasury shares, 172,600 shares at cost                                           (960)               (960)
                                                                                  ---------           ---------
Total stockholders' equity (deficit)                                                  5,563             (19,136)
                                                                                  ---------           ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                              $ 211,585           $ 198,541
                                                                                  =========           =========


                 See notes to consolidated financial statements

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (amounts in thousands except per share amounts)


                                                          Year Ended     Year Ended     Year Ended
                                                         Dec. 31, 1996  Dec. 31, 1995  Dec. 31, 1994
                                                         -------------  -------------  -------------
Revenues:
   Property rentals                                            $15,952        $10,239        $10,283
   Expense reimbursements                                        1,872          1,188          1,102
   Equity in income of unconsolidated joint venture              4,009          3,334          1,821
                                                              --------       --------       --------
Total revenues                                                  21,833         14,761         13,206
                                                              --------       --------       --------

Expenses:
   Operating (including management fee of $840 and $700
     to Vornado in 1996 and 1995)                                5,562          3,807          2,246
   General and administrative (including management
     fee of $2,160 and $1,800 to Vornado in 1996 and 1995)       4,402          4,820          2,983
   Depreciation and amortization                                 2,128          1,858          1,821
   Reorganization costs                                             --          1,938          3,721
                                                              --------       --------       --------
Total expenses                                                  12,092         12,423         10,771
                                                              --------       --------       --------

Operating income                                                 9,741          2,338          2,435

Interest and debt expense (including interest on loan
   from Vornado in 1996 and 1995)                              (13,934)       (13,156)        (3,331)
Interest and other income, net                                   2,918          1,716          4,929
Gain on reversal of liability for post-retirement
   healthcare benefits                                          14,372             --             --
                                                              --------     ----------     ----------

Income (loss) before reversal of deferred taxes                 13,097         (9,102)         4,033

Reversal of deferred taxes                                          --          1,406             --
                                                              --------       --------      ---------
Income (loss) from continuing operations                        13,097         (7,696)         4,033
Income from discontinued operations                             11,602         10,133             --
                                                              --------       --------      ---------

NET INCOME                                                     $24,699        $ 2,437       $  4,033
                                                               =======        =======       ========

Net Income (Loss) Per Share:
   Continuing operations                                        $ 2.62         $(1.54)        $  .81
   Discontinued operations                                        2.32           2.03             --
                                                                ------         ------        -------
   Net income                                                   $ 4.94        $   .49         $  .81
                                                                ======        =======         ======


                 See notes to consolidated financial statements.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (amounts in thousands)



                                          Common   Additional              Treasury      Stockholders'
                                          Stock       Capital     Deficit     Stock    Equity (Deficit)
                                          ------      -------    --------     -----    ----------------
Balance, January 1, 1994                  $5,174      $24,843    $(54,663)    $(960)       $(25,606)

Net income                                    --           --       4,033        --           4,033
                                          ------      -------    --------     -----        --------
Balance, December 31, 1994                 5,174       24,843     (50,630)     (960)        (21,573)

Net income                                    --           --       2,437        --           2,437
                                          ------      -------    --------     -----        --------
Balance, December 31, 1995                 5,174       24,843     (48,193)     (960)        (19,136)

Net income                                    --           --      24,699        --          24,699
                                          ------      -------    --------     -----        --------
Balance, December 31, 1996                $5,174      $24,843    $(23,494)    $(960)       $  5,563

                                          ======      =======    ========    ======        ========


                 See notes to consolidated financial statements.

                                     ALEXANDER'S, INC. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (amounts in thousands)

                                                                    Year Ended       Year Ended        Year Ended
                                                                  Dec. 31, 1996     Dec. 31, 1995     Dec. 31, 1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) from continuing operations                       $ 13,097         $  (7,696)        $  4,033
    Adjustments to reconcile net income/(loss) to
       net cash provided by (used in) continuing
       operating activities:
      Depreciation and amortization (including debt
       issuance costs)                                                  4,105             4,687            2,251
      Gain on reversal of postretirement healthcare liability         (14,372)               --               --
      Straight-lining of rental income, net                            (1,756)           (1,340)          (1,581)
      Equity in income of unconsolidated joint venture
       (net of distributions of $(4,142), $(951) and $(583)
       for the years ended December 31, 1996, 1995
       and 1994, respectively)                                            133            (4,285)          (1,260)
    Change in assets and liabilities:
       Accounts receivable                                                (21)             (137)              --
       Note receivable                                                     --             4,550           (4,550)
       Amounts due to Vornado Realty Trust and its affiliate           (2,094)           (2,001)             591
       Liability for postretirement healthcare benefits                (1,154)             (356)              --
       Accounts payable and accrued liabilities                          (143)             (502)             892
       Other                                                            2,352            (2,453)           3,222
                                                                     --------         ---------         --------
Net cash provided by (used in) operating activities
    of continuing operations                                              147            (9,533)           3,598
                                                                     --------         ---------         --------

Income from discontinued operations                                    11,602            10,133               --
Payment of liabilities of discontinued operations                      (1,175)          (29,488)          (5,229)
Change in other liabilities of discontinued operations                 (2,000)           (4,322)              --
                                                                     --------         ---------         --------
Net cash provided by (used in) discontinued operations                  8,427           (23,677)          (5,229)
                                                                     --------         ---------         --------

Net cash provided by (used in) operating activities                     8,574           (33,210)          (1,631)
                                                                     --------         ---------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to real estate                                          (32,314)          (45,933)         (11,170)
    Cash restricted for construction financing                          2,057            (6,181)             775
    Cash restricted for operating liabilities                           9,228           (10,724)              --
                                                                     --------         ---------         --------
Net cash used in investing activities                                 (21,029)          (62,838)         (10,395)
                                                                     --------         ---------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of debt                                                   10,527           147,806           10,000
    Debt repayments                                                    (1,063)          (39,878)            (775)
    Deferred debt expense                                                  --            (5,772)          (1,889)
                                                                     --------         ---------         --------
Net cash provided by financing activities                               9,464           102,156            7,336
                                                                     --------         ---------         --------

Net (decrease) increase in cash and cash equivalents                   (2,991)            6,108           (4,690)
Cash and cash equivalents at the beginning of the
    period                                                              8,471             2,363            7,053
                                                                     --------         ---------         --------
Cash and cash equivalents at the end of the period                   $  5,480         $   8,471         $  2,363
                                                                     ========         =========         ========

SUPPLEMENTAL INFORMATION
    Cash payments for interest                                       $ 20,140         $  16,352         $  5,133
                                                                     ========         =========         ========

    Capitalized interest                                             $  8,552         $   6,575         $  1,718
                                                                     ========         =========         ========

The 1995 amounts exclude an increase in real estate of $20,838 and debt of $21,812 and a reduction in minority interest of $974 as a result of the Company acquiring a partnership interest (see Note 5).

                 See notes to consolidated financial statements.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





1. ORGANIZATION AND BUSINESS

   Alexander's is a real estate investment trust engaged in the business of leasing, managing, developing and redeveloping real estate properties, focusing on the properties where its department stores (which ceased operations in 1992) formerly operated. The Company's properties are located in mature, densely populated areas in New York City and Paramus, New Jersey.

   In May 1992, at a time when the Company's business consisted of retail store operations, the Company and sixteen of its subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In September 1993, the Bankruptcy Court confirmed the Joint Plan of Reorganization (the "Plan"), pursuant to which the Company and its subsidiaries reorganized their business as a real estate company.

   In March 1995, the Company paid holders of allowed general unsecured claims in full, together with accrued interest in respect of their claims. Such payments aggregated approximately $24,000,000. The Official Committee of Unsecured Creditors has been dissolved and all secured and unsecured creditors having allowed claims in the Bankruptcy Court cases have received the cash payments or debt instruments contemplated to be delivered to them under the Plan.

   Alexander's current operating properties (five of its nine properties) do not generate sufficient cash flow to pay all of its expenses. The Company's four non-operating properties (Lexington Avenue, Paramus, Kings Plaza Store and Rego Park II) are in various stages of redevelopment. As rents commence from a portion of the development properties, the Company expects that cash flow will become positive. See Note 6 - "Leases" for significant tenants.

   The Company estimates that the fair market values of its assets are substantially in excess of their historical cost, and that there is additional borrowing capacity. Alexander's continues to evaluate its needs for capital, which may be raised through (a) property specific or corporate borrowing, (b) the sale of securities and (c) asset sales. In addition, the Company may receive the proceeds from a condemnation proceeding -- see Note 10 - "Contingencies -Paramus Property". Although there can be no assurance, the Company believes that these cash sources will be adequate to fund cash requirements until its operations generate adequate cash flow.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, and a partnership in which the Company held a majority interest at December 31, 1996. Investments in real estate and other property which are 50% owned joint ventures are accounted for under the equity method. All material intercompany accounts and transactions have been eliminated.

   The consolidated financial statements are prepared in conformity with generally accepted accounting principles. Management has made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Effective January 1, 1995, to be consistent with prevalent real estate industry practice, the Company changed the presentation of its consolidated statements of operations to show tenant reimbursements, previously offset against operating expenses, as part of revenues. Further, operating expenses and general and administrative expenses have been shown separately. Prior period's amounts have been reclassified to conform with the current year's presentation.

   Cash and Cash Equivalents -- The Company includes in cash and cash equivalents both cash and short-term highly liquid investments purchased with original maturities of three months or less. Cash and cash equivalents does not include cash restricted for construction financing and operating liabilities which is disclosed separately.

   Real Estate and Other Property -- Real estate and other property is carried at cost, net of accumulated depreciation. Depreciation is provided on buildings and improvements on a straight-line basis over their estimated useful lives. When real estate and other property is undergoing development activities, all property operating expenses, including interest expense, are capitalized to the cost of the real property to the extent that management believes such costs are recoverable through the value of the property.

   The Company's policy, pursuant to the Financial Accounting Standards Board Statement No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" (SFAS No. 121), is to annually assess any impairment in value by making a comparison of the current and projected operating cash flows of each of its properties over its remaining useful life on an undiscounted basis, to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to reflect an impairment in the value of the asset.

   Deferred Lease Expense -- The Company capitalizes the costs incurred in connection with obtaining long-term leases. Deferred lease expense is amortized on the straight-line method over the initial terms of the leases.

   Deferred Finance and Debt Expense -- The Company capitalizes the costs incurred in connection with obtaining short-term or long-term debt or refinancing existing debt. These costs are amortized on the straight-line method over the initial terms of the debt, which approximates the interest method.

   Leases -- All leases are operating leases whereby rents and reimbursements of operating expenses are recorded as real estate operating revenue. The straight-line basis is used to recognize rents under leases entered into which provide for varying rents over the lease terms.

   Income Taxes -- The Company elected, with its federal income tax return for 1995, to be taxed as a real estate investment trust ("REIT") under sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify for taxation as a REIT, the Company must meet various federal income tax law requirements. In general, a REIT that distributes to its stockholders at least 95% of its taxable income as a dividend for a taxable year and that meets certain other conditions will not be taxed on income distributed that year.

   The net basis in the Company's assets and liabilities for tax purposes is approximately $53,000,000 lower than the amount reported for financial statement purposes.

   Reorganization Costs -- Reorganization costs consist of legal, accounting and other professional fees incurred in connection with consultations on restructuring alternatives of the Company.

   Amounts Per Share -- Amounts per share are computed based upon the weighted average number of shares outstanding during the period.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. INVESTMENT IN UNCONSOLIDATED 50% OWNED JOINT VENTURE (KINGS PLAZA MALL)

    The Kings Plaza Shopping Center (the "Center") comprises a two-level mall (the "Kings Plaza Mall"), and two four-level anchor stores. The Company owns one anchor store in the center(leased to Sears for use as a full-line department store expected to open in the last quarter of 1997) and an undivided one-half interest in the Kings Plaza Mall. The other anchor store is owned and operated as a Macy's store by Federated Department Stores, Inc. ("Federated").

Summary financial information for the Kings Plaza Mall is as follows (amounts in thousands):

                                                                               Fiscal Year Ended June 30,
                                       Year Ended      Six Months Ended         -----------------------
                                      Dec. 31, 1996      Dec. 31 1995           1995               1994
                                      -------------      ------------           ----               ----
Operating revenue                        $26,530            $14,571            $24,828            $24,635
                                         -------            -------            -------            -------

Operating costs                           16,511              9,035             18,176             17,662
Depreciation and amortization              1,269                593              1,101              1,147
Interest expense                             838                465              1,204              1,945
                                         -------            -------            -------            -------
                                          18,618             10,093             20,481             20,754
                                         -------            -------            -------            -------
Income before taxes                      $ 7,912            $ 4,478            $ 4,347            $ 3,881
                                         =======            =======            =======            =======

Assets                                   $35,400            $40,700            $28,100            $33,800
                                         =======            =======            =======            =======

Liabilities                              $16,300            $20,100            $14,900            $19,500
                                         =======            =======            =======            =======

   In December 1995, the Company completed a tax certiorari proceeding with the City of New York regarding the Kings Plaza Shopping Center property. The Company and its joint venture partner agreed with the City of New York to a reduction in the assessed values covering the tax years 1988/1989 through 1995/1996, generating tax credits of $28,350,000 (of which $6,050,000 was applied to 1995 taxes). The Company's allocated share of these credits, approximately $8,600,000, net of expenses, was recorded as follows: (i) $6,100,000 as income from discontinued operations and (ii) $2,500,000 as a reduction of previously capitalized real estate taxes. As a result of this settlement, $6,700,000 of the $8,000,000 held in escrow for unpaid real estate taxes was released in 1996 and the balance is expected to be released in the near future.

4. DISCONTINUED OPERATIONS

   The Company recorded income from discontinued operations of $11,602,000 in 1996, and $10,133,000 in 1995 of which $9,602,000 and $6,133,000 resulted from the settlement of tax certiorari proceedings and $2,000,000 and $4,000,000 resulted from the reduction of other liabilities of discontinued operations to amounts considered necessary to cover the remaining estimates of these liabilities. Management periodically evaluates the reserves and adjusts them accordingly. A reconciliation of the liabilities from the discontinued retail operations is as follows:

  (amounts in thousands)
                                                    Year Ended December 31,
                                                    -----------------------
                                                1996          1995          1994
                                             -------      --------      --------
Balance at beginning of period               $ 5,797      $ 43,160      $ 60,991
Adjustments during period                     (2,000)       (4,000)           --
Liability for postretirement
   healthcare benefits reclassified to
   continuing operations from a separate
   line in discontinued operations                --            --       (15,882)
Utilized during period                        (1,175)      (33,363)       (1,949)
                                             -------      --------      --------
Balance at end of period                     $ 2,622      $  5,797      $ 43,160
                                             =======      ========      ========

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




5.   DEBT

     Debt comprises:


        (amounts in thousands)                           December 31,  December 31,
                                                             1996         1995
                                                         --------     --------
First mortgage loans, payable to 2000, with interest
 rates ranging from 8.22% to 9.84% at
 December 31, 1996 and 8.08% to 10.28% at
 December 31, 1995(1)                                      37,202     $ 38,265

Term loans payable to 1998, with interest rates
 ranging from 9.86% to 16.43% at
 December 31, 1996 and 1995, respectively(2)               75,000       75,000

Construction loan, payable to 1998, with average
 interest rates of 7.28% and 7.36% at
 December 31, 1996 and 1995(3)                             58,333       47,806

Secured note, due in 1998, with interest at 9.25%
 and 9.50% at December 31, 1996 and 1995(4)                21,812       21,812
                                                         --------     --------
                                                         $192,347     $182,883
                                                         ========     ========


     (1) First mortgage loans are comprised of:

        (a) A $23,611,000 five year loan maturing February 24, 2000, secured principally by a mortgage on the Company's Fordham Road property. The loan bears annual interest at 30 day LIBOR plus 4.25% (9.69% at December 31, 1996), capped at LIBOR 9.75% (all-in rate, 14%) and requires amortization based on a 20 year term with an assumed interest rate of 9 1/2%. The weighted average interest rate for 1996 was 9.88%. Beginning in year four, all cash flow of the property, after debt service, will further amortize the loan. The loan is prepayable without penalty. Caldor, Inc. ("Caldor"), who is the tenant at this property, failed to meet certain financial tests under the mortgage. As a result, commencing January 1, 1996 the Company was required to remit the net cash flow of the property into an account of the lender as additional payments under the loan. The amount remitted to the lender for 1996 was $590,000.

        (b) A $13,591,000 loan maturing December 31, 1998, secured principally by a mortgage on the Company's Paramus property. The loan bears interest at a floating rate (8.22% at December 31, 1996), fixed annually, equal to 2.5% above the one-year U.S. Treasury bill rate with a floor of 6.5%. The weighted average interest rate for 1996 was 8.11%. The loan contains customary mortgage covenants and events of default. The loan is prepayable at any time.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (2)A $75,000,000 three year loan maturing March 15, 1998, secured by mortgages on all of the Company's assets and/or pledges of the stock of subsidiaries owning the assets and/or guarantees of such subsidiaries and the parent. The loan bears interest at a blended rate of 13.8% per annum for the first two years and is comprised of two separate notes of $45,000,000 to Vornado and $30,000,000 to a bank. Each note is separately secured by the collateral described above. The Vornado loan is subordinate to that of the bank and bears interest at 16.43% per annum (effective rate 17.54%) for the first two years and at a fixed rate for the third year of 992 basis points over the one-year Treasury bill rate. The bank's loan bears interest at 9.86% for the first two years and at a fixed rate for the third year of 325 basis points over the one-year Treasury bill rate. The Company paid a loan origination fee to Vornado and the bank of $1,500,000 and $375,000, respectively. The loans are prepayable at the end of the second year of their term without penalty. The loans contain customary covenants including, among others, lease approval rights, limitations on additional debt, dividends, acquisitions, mergers, property sales and restrict the Company from developing property without signed leases for more than 50% of such property's leasable space. No dividends can be paid unless required to maintain Real Estate Investment Trust ("REIT") status.

     (3)A two year $60,000,000 construction loan and a two year $25,000,000 bridge loan from a group of banks, each secured by a mortgage on the Rego Park I property. The loans mature on April 1, 1997 (extendable at the Company's option for an additional year). As of December 31, 1996, approximately $58,300,000 was funded under such construction loan and there were no borrowings under the $25,000,000 bridge loan. The weighted average interest rate for 1996 was 7.28%. On February 27, 1997, the Company obtained a commitment from one of the existing bank lenders to make a one-year $75,000,000 loan secured by a mortgage on this property and guaranteed by the Company. The proceeds of this loan will be used to repay the existing construction loan and provide the Company with an additional $15,000,000 of working capital. The new loan will bear interest at LIBOR plus 1.00% or Federal Funds Rate plus .50% and provides for a one-time facility fee of .125%. The Company has agreed with the bank to refinance the new loan through the issuance of rated commercial mortgage backed securities later this year.

     (4)In January 1995, the Seven Thirty One Limited Partnership ("the Partnership"), redeemed the first portion of the non-affiliated limited partners' interest by giving such limited partners a promissory note due in August 1998 in the amount of $21,812,000 (the "Note"). The Note bears annual interest at Prime plus 1% (9.25% at December 31, 1996) and is secured by a third mortgage on the Lexington Avenue property. The weighted average interest rate for 1996 was 9.25%. The non-affiliated limited partners have the right to put their remaining 7.64% interest to the Partnership until October 1998, in exchange for a five year secured note in the principal amount of $15,000,000, bearing annual interest at Prime plus 1%.

     As at December 31, 1996, a summary of maturities of debt is as follows (amounts in thousands):

                     Year ended December 31,
                             1997                $     520
                             1998                  169,307
                             1999                      628
                             2000                   21,892
                                                 ---------
                                                 $ 192,347
                                                 =========

    All of the Company's debt is secured by mortgages and/or pledges of the stock of subsidiaries holding the properties. The net carrying value of real estate collateralizing the debt amounted to $168,392,000 at December 31, 1996.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.  LEASES

As Lessor

     The Company leases properties to tenants. The rental terms for the properties leased range from 20 years to approximately 34 years. The leases provide for the payment of fixed base rentals payable monthly in advance and for the payment by the lessees of additional rents based on a percentage of the tenants' sales as well as reimbursements of real estate taxes, insurance and maintenance.

     As of December 31, 1996, future base rental revenue under these noncancellable operating leases is as follows:


                Year Ending                                   Total
               December 31,                                  Amounts
               ------------                               ----------
                   1996                                  $ 13,352,000
                   1997                                    13,716,000
                   1998                                    13,850,000
                   1999                                    13,872,000
                   2000                                    14,296,000
                Thereafter                                289,509,000


     The following tenants accounted for more than 10% of the Company's consolidated revenues:

                                           Years Ended December 31,
                                           ------------------------
                                       1996           1995         1994
                                       ----           ----         ----
               Caldor                    36%            56%          64%
               Sears                     23%            --           --
               Conway                     6%            13%          14%


     In addition, the Company has entered into leases, which had not commenced as of December 31, 1996, with Circuit City (50,000 square feet) and Bed Bath & Beyond (46,000 square feet) at the Rego Park I location and with Sears (289,000 square feet) at the Kings Plaza location. Sears has the right to cancel the lease, if Alexander's does not commit to make certain improvements to the Kings Plaza Shopping Center.

     On September 18, 1995, Caldor, which leases the Company's Fordham Road and Flushing locations, filed for relief under Chapter 11 of the United States Bankruptcy Code. The loss of property rental payments under either of these leases could have a material adverse effect on the financial condition and results of operations of the Company. On February 11, 1997 Caldor announced that, subject to Bankruptcy Court approval, it expects to close the Fordham Road store in May 1997. The annual base rental revenue under this lease is $3,537,000.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


As Lessee

    The Company is a tenant under a long-term lease for the Flushing property which expires on January 31, 2027. Future minimum lease payments under the operating lease at December 31, 1996 are as follows:

                Year Ending                                   Total
               December 31,                                  Amounts
               ------------                               ----------
                   1997                                    $  344,000
                   1998                                       331,000
                   1999                                       331,000
                   2000                                       331,000
                   2001                                       331,000
                Thereafter                                  5,355,000

        Rent expense was $496,000 for each of the years ended December 31, 1996, 1995 and 1994.

7.  INTEREST AND OTHER INCOME, NET

        Interest and other income, net is comprised of (amounts in thousands):

                                     Year Ended December 31,
                                     -----------------------
                                   1996       1995       1994
                                 ------     ------     ------
Interest income                  $1,009     $1,601     $  141
Income from a
  zoning-related matter              --         --      4,550
Refund of previously
  paid taxes                        199        115         77
Gain on sale of real estate          --         --        161
Amortization of deferred
  gain on post retirement
  benefit                           794         --         --
Reimbursement of expenses
  from joint venture partner        764         --         --
Workers compensation
  insurance refund                  152         --         --
                                 ------     ------     ------
                                 $2,918     $1,716     $4,929
                                 ======     ======     ======

8.  INCOME TAXES

    The Company elected to be taxed as a real estate investment trust ("REIT") under sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), effective for the taxable year ended December 31, 1995. Under the Code, the Company's net operating loss ("NOL") carryovers generally would be available to offset the amount of the Company's REIT taxable income that otherwise would be required to be distributed as a dividend to its stockholders. In addition, the Company had a deferred tax liability of approximately $1,406,000 at December 31, 1994, which amount was reversed in 1995 when the Company elected to be taxed as a REIT.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The Company has reported NOL carryovers for federal tax purposes of approximately $138,000,000 at December 31, 1996, of which $5,000,000,
$52,000,000, $22,000,000, $15,000,000, $16,000,000, $20,000,000 and $8,000,000
expire in 2005, 2006, 2007, 2008, 2009, 2010 and 2011, respectively. The Company also had investment tax and targeted jobs tax credits of approximately $3,000,000 expiring in 2002 through 2005.

9.  RELATED PARTY TRANSACTIONS

    Steven Roth is Chief Executive Officer and a Director of the Company, the Managing General Partner of Interstate Properties ("Interstate") and Chairman of the Board and Chief Executive Officer of Vornado Realty Trust ("Vornado"). Interstate owns 27.1% of the outstanding common stock of the Company and owns 24.4% of the outstanding common shares of beneficial interest of Vornado. In addition, Mr. Roth owns 3.0% of the outstanding common shares of beneficial interest of Vornado. Mr. Roth, Interstate and the other two general partners of Interstate, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) own, in the aggregate, 29.1% of the outstanding common shares of beneficial interest of Vornado. Vornado owns 29.3% of the outstanding common stock of the Company, including 27.1% purchased in March 1995.


    In March 1995, the Company and Vornado entered into a three-year management and development agreement (the "Management Agreement"). The annual management fee payable by the Company to Vornado is $3,000,000, plus 6% of development costs with minimum guaranteed fees for the development portion of $1,650,000 in the first year of the Management Agreement and $750,000 in each of the second and third years. For the year ended December 31, 1996, the Company paid development fees of $2,343,000 to Vornado. On July 6, 1995, Vornado assigned its Management Agreement to Vornado Management Corp., an affiliate of Vornado.

    The fee pursuant to the Management Agreement is in addition to the leasing fee the Company pays to Vornado under the leasing agreement (the "Leasing Agreement") which has been in effect since 1992. Subject to the payment of rents by tenants, Vornado is due $5,565,000. Such amount is payable annually in an amount not to exceed $2,500,000, until the present value of such installments (calculated at a discount rate of 9% per annum) equals the amount that would have been paid had it been paid on September 21, 1993, or at the time the transactions which gave rise to the commissions occurred, if later. The term of the Leasing Agreement has been extended to be coterminous with the term of the Management Agreement.

    In March 1995, the Company borrowed $45,000,000 from Vornado, the subordinated tranche of a $75,000,000 secured financing (see Note 5(2)). The Company incurred interest on the loan of $7,517,000 and $5,976,000 for the years ended December 31, 1996 and 1995, of which $3,989,000 and $1,294,000 was capitalized.

    Effective March 2, 1995, for a three-year period, Vornado and Interstate agreed not to own in excess of two-thirds of the Company's common stock or to enter into certain other transactions with the Company, other than the transactions described above, without the consent of the Company's independent directors.

    In September 1994, the Company obtained from Interprop Fordham, Inc., an affiliate of Interstate, and Citibank, N.A. a short-term secured loan of $10,000,000 which enabled the Company to make a $2,600,000 payment to the unsecured creditors and to fund a portion of the Company's working capital and capital expenditure requirements. This loan was repaid during the first quarter of 1995.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    During the years ended December 31, 1996, 1995 and 1994, Vornado through Interstate was paid $1,007,000, $463,000 and $57,000, respectively, by the Kings Plaza Shopping Center for performing leasing services.


10. COMMITMENTS AND CONTINGENCIES

    Lexington Avenue

    The Company is evaluating redevelopment plans for this site, which may involve razing the existing buildings (in which case, the carrying cost of approximately $15,000,000 would be written off) and developing a large multi-use building requiring capital in excess of $300,000,000 to be expended. No development decisions have been finalized.

    Paramus Property

    The Paramus property consists of 39.3 acres of land, including its former store building, located in Paramus, New Jersey. Approximately 9 acres located on the property's periphery are subject to condemnation by the State of New Jersey. Alexander's and the New Jersey Department of Transportation (the "DOT") are negotiating an agreement pursuant to which the DOT will pay approximately $14.7 million for the property subject to condemnation and grant Alexander's the right to develop up to 550,000 square feet on the remaining acreage. The agreement with the DOT is subject to negotiation of final documentation and to certain municipal approvals. Alexander's is considering razing the existing building
(in which case, the carrying cost of approximately $5,400,000 would be written off) and developing a two or three level shopping center on the site. The estimated total cost of such redevelopment is between $60,000,000 and $70,000,000. No development decisions have been finalized.


    Environmental

    The results of a 1993 Phase I environmental study at the Kings Plaza Shopping Center's ("Center") property show that certain adjacent properties owned by third parties have experienced petroleum hydrocarbon contamination. Based on this study and preliminary investigation of the Center's property and its history, there is potential for contamination on the property. The study also revealed an underground storage tank which failed an integrity test, although no contamination has been observed to date. The tank failure has been reported to the New York State Department of Environmental Conservation ("DEC") and the tank was repaired in early 1994. In October 1994, independent testing revealed that all of the Center's underground storage tanks (used for storing heating oil) and related distribution lines passed a tank and line leak status test. Such results were furnished to the DEC. If contamination is found on the property, the Center may be required to engage in remediation activities; management is unable to estimate the financial impact of potential contamination if any is discovered in the future. If further investigations reveal that there is contamination on its site, since the Center believes such contamination would have resulted from activities of third parties, the Center intends to pursue all available remedies against any of these third parties.

    The Company is aware of the presence of asbestos-containing materials at several of its properties and believes that it manages such asbestos in accordance with applicable laws. The Company plans to abate or remove such asbestos as appropriate.

    The Company believes that known and potential environmental liabilities will not have a material adverse effect on the Company's business, assets, results of operations or cash flow. However, there can be no assurance that the confirmation of the existence of contamination or the identification of potential new areas of contamination would not be material to the Company.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    Letters of Credit

    Approximately $900,000 in standby letters of credit were issued at December 31, 1996.


11. EMPLOYEE BENEFITS PLAN

    The Company has a postretirement healthcare benefit plan (the "Plan"). Beginning on October 1, 1996, coverage for retirees and their covered dependents is being provided through a medicare health maintenance organization or other insurance providers. This change reduced the costs to the retirees and eliminated the Company's liability. Accordingly, the Company has reversed the liability for postretirement healthcare costs resulting in the recognition of a $14,372,000 gain.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" which was adopted by the Company on December 31, 1995. The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are reflected in the balance sheet. The fair value of debt has been estimated by discounting cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term. At December 31, 1996 and 1995, the fair value of debt was estimated to be $192,481,000 and $184,883,000, compared to a carrying value of $192,347,000 and
$182,883,000, respectively. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995.

13. STOCK OPTION PLAN

    Under the Omnibus Stock Plan (the "Plan"), approved by the Company's stockholders on May 22, 1996, officers, key employees, employees of Vornado Realty Trust and any other person or entity as designated by the Omnibus Stock Plan Committee are eligible to be granted incentive share options and non-qualified options to purchase common shares. Options granted are at prices equal to 100% of the market price of the Company's shares at the date of grant, vest on a graduated basis, becoming fully vested 60 months after grant and expire ten years after grant. The Plan also provides for the award of Stock Appreciation Rights, Performance Shares and Restricted Stock, as defined, none of which have been awarded as of December 31, 1996.

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 requires expanded disclosure of stock-based compensation arrangements with employees, and encourages, but does not require compensation cost be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB 25 to its stock-based compensation awards.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    If compensation cost for Plan awards had been determined based on fair value at the grant dates, net income and income per share would have been reduced to the pro forma amounts below, for the year ended December 31, 1996:

               Net income:
                 As reported             $24,699,000
                 Pro-forma                24,495,000

               Net income per share:
                 As reported             $      4.94
                 Pro-forma               $      4.90

    The pro-forma effect of applying SFAS 123 is not necessarily indicative of the effect on reported net income for future years.

    The fair value of each option grant is estimated on the date of grant using the Binomial option-pricing model with the following weighted-averages assumptions used for grants in the period ended December 31, 1996.

               Expected volatility                 19%
               Expected life                 10  years
               Risk-free interest rate            5.9%
               Expected dividend yield              0%

    A summary of the Plan's status, and changes during the year ended December 31, 1996, is presented below:

                                                                 December 31, 1996
                                                                          Weighted-Average
                                                            Shares        Exercise Price
                                                            ------        --------------
            Outstanding at January 1                             --                --
            Granted                                         350,000            $73.88
            Exercised                                            --                --
                                                            -------            ------
            Outstanding at December 31                      350,000            $73.88
                                                            =======

            Options exercised at December 31                     --

            Weighted-average fair value of options granted
             during the year ended December 31 (per option)  $35.04


      Shares available for future grant at December 31, 1996 were 350,000.

                       ALEXANDER'S, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



14.     SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
        (amounts in thousands except per share amounts)

                                                   Year Ended                                           Year Ended
                                                December 31, 1996                                    December 31, 1995
                                 ---------------------------------------------       --------------------------------------------
                                                Quarter Ended                                        Quarter Ended
                                 ---------------------------------------------       --------------------------------------------
                                 Mar. 31     June 30      Sept. 30     Dec. 31       Mar. 31     June 30    Sept. 30     Dec. 31
                                 -------     -------       -------     -------       -------     -------     -------     --------
Total Revenues                   $ 4,684     $ 5,686       $ 5,379     $ 6,084       $ 3,554     $ 2,945     $ 4,121     $  4,141
                                 -------     -------       -------     -------       -------     -------     -------     --------
(Loss) income from
  continuing operations             (462)         53          (630)     14,136(2)     (1,444)     (3,260)     (1,926)      (1,066)
Income from discontinued
  operations                          --      11,602(1)         --          --            --          --          --       10,133(3)
                                 -------     -------       -------     -------       -------     -------     -------     --------
Net (loss) income                $  (462)    $11,655       $  (630)    $14,136       $(1,444)    $(3,260)    $(1,926)    $  9,067
                                 =======     =======       =======     =======       =======     =======     =======     ========

(Loss) income per common share:
  Continuing operations          $  (.09)    $   .01       $  (.13)    $  2.83       $  (.29)    $  (.65)    $  (.39)    $   (.21)
  Discontinued operations             --        2.32            --          --            --          --          --         2.03
                                 -------     -------       -------     -------       -------     -------     -------     --------
Net (loss) income                $  (.09)    $  2.33       $  (.13)    $  2.83       $  (.29)    $  (.65)    $  (.39)    $   1.82
                                 =======     =======       =======     =======       =======     =======     =======     ========




(1) Comprised of (i) $9,602,000 upon completion of a tax certiorari proceeding and (ii) $2,000,000 from the reduction of other liabilities of discontinued operations to amounts considered necessary to cover the remaining estimates of these liabilities.

(2) Includes gain on reversal of postretirement healthcare liability in the amount of $14,372,000.

(3) Comprised of (i) $6,133,000 upon completion of a tax certiorari proceeding and (ii) $4,000,000 from the reduction of other liabilities of discontinued operations to amounts considered necessary to cover the remaining estimates of these liabilities.